                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 5)*

                             Coram Healthcare Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    218103109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard F. Levy, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4600
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 16, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
       CUSIP No. 218103109          13D         Page 2 of 5 pages
                 ---------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        Samstock, L.L.C.

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) / /
                                                                    (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 2,500,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 2,500,000
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,500,000
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                / /
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.0% (1)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: OO (Delaware limited liability company)
--------------------------------------------------------------------------------

(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

Item 1.   SECURITY AND ISSUER.

          This statement constitutes Amendment No. 5 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 18, 2000, as amended by that certain Amendment No. 1 filed with the SEC on July 27, 2000, as amended by that certain Amendment No. 2 filed with the SEC on August 18, 2000, as amended by that certain Amendment No. 3 filed with the SEC on September 1, 2000, as amended by that certain Amendment No. 4 filed with the SEC on October 13, 2000 and relates to the shares of common stock, $0.001 par value (the "Common Stock") of Coram Healthcare Corp., a Delaware corporation ("Issuer"). Unless otherwise stated herein, the Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          The principal executive offices of Issuer are located at 1125 Seventeenth Street, Suite 2100, Denver, Colorado 80202.

Item 2.   IDENTITY AND BACKGROUND.

          The first three (3) paragraphs of Item 2 are amended and restated to read in their entirety as follows:

          Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned previously filed a
Schedule 13D on behalf of Samstock, L.L.C, a Delaware limited liability company ("Samstock"). Samstock is sometimes hereinafter referred to as the "Reporting Person."

          As described in Item 4 below, the Reporting Person was concerned that the Issuer was considering a restructuring that, absent representation of its interests, would have been materially detrimental to it.

          In its efforts to protect its interests, the Reporting Person engaged in actions directly or through agents such that it may have been deemed to constitute a part of a "group" within the meaning of Section 13(d)(3) of the Act. In any event, if any such group ever existed, it was terminated not later than the appointment of an equity committee in Coram's bankruptcy proceeding as discussed in more detail in Item 4. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Person constitutes or constituted a "person" or the member of a "group" for any purpose or (ii) an admission that the Reporting Person is or was, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owner of any of the securities owned by any stockholders of the Issuer. Pursuant to Rule 13d-1(k)(2) under the Act, Reporting Person is filing this Amendment No. 5 to Schedule 13D on its own behalf and not on behalf of any other person. Attached hereto as
Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price of the 322,000 shares of Common Stock referred to in Item 5(c) was $35,420. The shares were acquired with available funds of the Reporting Person.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended and restated to read in its entirety as follows:

          The Issuer disclosed in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 that "it may not be able to meet its increased cash requirements." As disclosed in that Report and elsewhere, the Issuer has suffered a number of financial difficulties and has engaged in several reorganizations and restructurings as a result of those difficulties. The Quarterly Report states that:

          "Coram has experienced pressure on liquidity due to its current levels of debt and the pace of its cash collections compared with its obligations to pay its vendors, suppliers, creditors and employees. Coram has reviewed its business plan for operations in light of the termination of the Aetna Master Agreement, the liquidation of R-Net and the potential sale of the CPS business. Coram's business plan does not provide for financial results that would guarantee sufficient liquidity to discharge debt obligations coming due in Fiscal 2001 or guarantee payment of cash interest on debt during Fiscal 2000. Coram is currently in discussions with the holders of the Series A and Series B Notes regarding additional debt restructuring. Such restructuring would likely include a conversion of a material portion of this debt to some form and amount of equity."

          The Reporting Person was concerned that, absent representation of its interests in the contemplated discussions, the Issuer would embark upon a course of action that would be materially detrimental to the Reporting Person's interests and the interests of other shareholders. It was particularly concerned that a restructuring that would be unduly dilutive of its interests might be proposed. Therefore, the Reporting Person and other shareholders of the Issuer each engaged counsel to represent them with respect to their investments in the Issuer in general and any proposed restructuring of the obligations represented by the Issuer's Series A and Series B Notes in particular.

          Unfortunately, the Reporting Person's concerns proved justified. After Management of the Issuer ("Management") had indicated a willingness to enter into discussions with representatives of the Reporting Person, they did not make themselves available for any such discussions. Instead, without any prior notice to the representatives who had been in contact with Management, on August 8, 2000, the Issuer filed for protection under Chapter 11 of the U.S. Bankruptcy Code. On August 9, 2000 the Issuer filed a proposed Plan pursuant to Chapter 11 under which $71 million of indebtedness under the Series A and Series B Notes would be converted into all of the equity interest in the Issuer's operating subsidiary, $180 million of such indebtedness would remain outstanding on revised terms and the Issuer would be dissolved with nothing distributed to holders of the Issuer's Common Stock.

          The Reporting Person believes that the enterprise value of the Issuer is substantially in excess of the Issuer's outstanding obligations and, that, therefore, the proposed Plan is manifestly unfair. The Reporting Person actively sought to form an equity committee to represent the interests of holders of the Common Stock in the pending bankruptcy proceedings of the Issuer.

          On October 20, 2000, the U.S. Trustee appointed by the Bankruptcy Court appointed an equity committee (the "Equity Committee"). The Reporting Person believes that the Equity Committee will adequately represent the interests of stockholders of Coram. Accordingly, the Reporting Person has terminated its engagement of legal counsel specifically retained to represent it with respect to its investments in the Issuer.

          On November 21, 2000, the Equity Committee filed its objections to the proposed plan and it is anticipated that the Equity Committee may oppose other restructuring proposals, propose alternative restructuring proposals, or make other proposals with respect to an extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer that could relate to or result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

          Depending on market conditions and other factors that it may deem material to its investment decision, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the Shares that Reporting Person now owns or hereafter may acquire.

          Other than as described in Item 2 and this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended and restated to read in its entirety as follows:

          Each of the calculations in this Item 5 is based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

          Solely by virtue of the matters described in Item 4 above, the Reporting Person may be deemed to be a member of a group within the meaning of
Section 13(d)(3) of the Act and may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed beneficially owned by other shareholders of the Issuer. The Reporting Person, in the aggregate, owns a total of 2,500,000 shares of Common Stock, which constitutes approximately 5.0% of the outstanding Common Stock. Reporting Person disclaims beneficial ownership of all shares of Common Stock owned by other shareholders of the Issuer.

          (a)

          The aggregate number of shares of Common Stock that Samstock beneficially owns pursuant to Rule 13d-3 of the Act is 2,500,000, which constitutes approximately 5.0% of the outstanding shares of Common Stock.


          (b)

          Samstock has sole voting and dispositive power with respect to 2,500,000 shares of Common Stock, which constitutes approximately 5.0% of the outstanding shares of Common Stock.


          (c) Reporting Person effected the following transactions with respect to shares of Common Stock of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. Unless otherwise indicated, all transactions were effected on the over-the-counter Bulletin Board.



Reporting Person          Date         Shares Purchased/Sold (-)    Average Price
----------------          ----         -------------------------   --------------
Samstock                 10/16/00             322,000                   $0.110

          (d) No persons other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Person as described in Item 5.

          (e)  Not applicable

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.


          Exhibit 1      Statement made pursuant to Rule 13d-1(k)(1)(iii) of
                         Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 6, 2000

SAMSTOCK, L.L.C.

By:    /s/ Donald J. Liebentritt
       --------------------------
Name:  Donald J. Liebentritt
       --------------------------
Title: Vice-President
       --------------------------

                                    EXHIBIT 1

          Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of it in the capacities set forth below.

Dated:    December 6, 2000

SAMSTOCK, L.L.C.

By:    /s/ Donald J. Liebentritt
       --------------------------
Name:  Donald J. Liebentritt
       --------------------------
Title: Vice-President
       --------------------------